Exhibit 99.4

EntrepreneurShares Valuation Services

Private and Confidential	July 30, 2025

Pelican Acquisition Corporation

Attention: Board of Directors

1185 Avenue of the Americas,

Suite 304

New York, NY 10036

Fairness Opinion Letter

We understand that Pelican Acquisition Corporation (“Pelican”), entered into a non-binding Letter of Intent (“LOI”) dated June 23, 2025, by and among Greenland Exploration Limited (“GEL” or the “Company”) and Pelican, in connection with a proposed business combination of Pelican and GEL (the “Transaction”) based on a pre-money Enterprise Value of $215 Million.

The Board of Directors of Pelican (“you”) have engaged EntrepreneurShares LLC (“ERShares Valuation Services” or “us”) to render an opinion (this “Opinion”) as to the fairness, from a financial point of view to Pelican and to the shareholders of Pelican of the Transaction Consideration to be issued or paid to such shareholders in the Transaction.

This Opinion is furnished solely to be utilized by the Board of Directors of Pelican as only one input to consider in its process of analyzing the Transaction and it does not constitute a recommendation to any member of the Board of Directors, any stockholder of Pelican, or any other person as to how such person should vote or act with respect to the Transaction. This Opinion is delivered to the Board of Directors of Pelican subject to the conditions, scope of engagement, limitations and understanding set forth in this Opinion. Furthermore, no officer, director, employee or shareholder of ERShares Valuation Services shall be subjected to any personal liability whatsoever (other than for fraud, gross negligence, willful misconduct or bad faith) to any person, nor will any such claim be asserted by or on behalf of you or your affiliates against such person with respect to this Opinion other than against ERShares Valuation Services.

We have not been asked to opine on, and this Opinion does not express any views on, (i) any other terms of the Transaction (except as expressly addressed herein), (ii) Pelican’s underlying business decision to proceed with or effect the Transaction, (iii) the merits of the Transaction relative to any alternative transaction or business strategy that may be available to Pelican, (iv) the amount or nature of the compensation to any officer, director or employee, or any class of such persons relative to the compensation to be received by the holders of any class of securities, creditors or other constituencies of Pelican or the Company in the Transaction, or relative to or in comparison with the Transaction Consideration, (v) the fairness of the Transaction to any particular group or class of securities, creditors, or other constituencies of Pelican, other than those set forth in this Opinion, or (vi) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters.

In the course of our analyses for rendering this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances, including, without limitation:

1)	We have reviewed the following documents and sources of information in items (a) through (e):

a.	Executed Non-Binding Letter of Intent dated June 23, 2025;

EntrepreneurShares Valuation Services

b.	Draft of the Business Combination Agreement, by and among Pelican and GEL (the “Business Combination Agreement”);

c.	GEL Investor presentation.

d.	Various GEL organizational and administrative documents we deemed necessary and appropriate to our analysis; and

e.	Publicly available financial information of Pelican, including Pelican’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

2)	We met or otherwise communicated electronically with certain members of Pelican’s and GEL’s senior and operating management to discuss GEL’s operations, historical financial results related to their entities, future prospects, and projected operations and performance;

3)	We considered publicly available data and stock market performance data of public companies we deem comparable to GEL and reviewed the industry and geography in which GEL operates;

4)	We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction; and

5)	We conducted such other studies, analyses, inquiries, and investigations as we deemed appropriate, including economic, industry, geographical and Company- specific information.

The primary method used was a Market Method – Guideline Public Traded Companies as the basis for the fairness opinion assessment. These public comps were independently obtained by us. The Guideline Publicly Traded Companies method involves selecting a subset of companies within the same GICS category that operate in a similar industry and share comparable characteristics.

We also used a Guideline Transaction Method to support the fairness opinion assessment. These were independently obtained and examined by us. Additional details of the analysis performed can be found in the associated proxy statement.

We also used a Commodity-Based Valuation Method to support the fairness opinion assessment. These were independently obtained and examined by us. Additional details of the analysis performed can be found in the associated proxy statement.

In the course of our investigation, we have assumed and relied upon the accuracy and completeness of the forecasts related to the development and project plans, and other information provided to us by Pelican and the Company and we have further relied upon the assurances of management that they were unaware of any facts that would make the information provided to us incomplete or misleading in any material respect for the purposes of this Opinion. We have not assumed any responsibility for independent verification of such information or assurances. With respect to the GEL company outlook, we have been advised by GEL, and have assumed, that they have been reasonably prepared on bases reflecting the good faith judgement of the management of GEL as to the future performance of GEL.

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Given Pelican’s nature as a special purpose acquisition company, for purposes of our opinion and with Pelican’s consent, we have assumed a value of $10.00 per share in calculating the value of the ordinary shares to be issued as the Transaction Consideration under the Business Combination Agreement. In rendering our opinion, we do not express any view or opinion as to what the value of any ordinary shares will be when issued pursuant to the Transaction or the price or range of prices at which any shares of Pelican Class A common stock or other securities and financial instruments of or relating to Pelican may trade or otherwise be transferable at any time before or after announcement or consummation of the Transaction.

In arriving at our opinion, we have not performed any independent appraisal, or physical inspection, of the assets of the Company. Our analysis does not constitute an examination, review of, or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (“AICPA”). We do not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines. We have also assumed that neither Pelican nor the Company are currently involved in any material transaction other than the Transaction, and those activities undertaken in the ordinary course of conducting their businesses. We are not responsible for conclusions based on erroneous or incomplete information provided to us.

Our Opinion is predicated on our assumption that the final executed version of the Business Combination Agreement will not differ in any material respect from the draft Business Combination Agreement and LOI we have examined, that the conditions to the Transaction as set forth in the Business Combination Agreement and LOI will be satisfied, and that the Transaction will be consummated on a timely basis in the manner contemplated by the Business Combination Agreement. We have also assumed, that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on GEL or the contemplated benefits of the Transaction.

Our Opinion is necessarily based on business, economic, market, and other conditions as they exist and can be evaluated by us at the date of this Opinion letter. It should be noted that although subsequent developments may affect this Opinion, we do not have any obligation to update, revise, or reaffirm our Opinion.

During the two years preceding the date of ERShares Valuation Services’ engagement with respect to this Opinion, we have not provided financial advisory services to the Company. ERShares Valuation Services may provide financial advisory services to parties in the Transaction in the future, for which ERShares Valuation Services may receive compensation.

We acknowledge and agree that this Opinion and a summary thereof may be filed with or included in or with any registration or proxy statement required to be filed by Pelican with the SEC and delivered to the holders of Pelican’s or GEL’s securities in connection with the Transaction.

We have been retained by Pelican to provide this Opinion in connection with the Transaction and will receive a fixed fee for our services, a portion of which became payable to us upon our engagement by Pelican and a portion of which is payable upon delivery of this Opinion to the Board of Directors of Pelican. Our fee is not contingent upon, or related to, the size of the Transaction Consideration or the outcome of the Fairness Opinion Assessment.

EntrepreneurShares Valuation Services

Conclusion

Based on the work performed by us, and on the statements above, we are of the opinion that, as of the date of this Opinion, the Transaction Consideration to be issued or paid to the shareholders of GEL is fair from a financial point of view to Pelican and the shareholders of Pelican.

Yours Sincerely,

/s/ Joel Shulman

Dr. Joel Shulman Ph.D., CFA

CEO

EntrepreneurShares LLC

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